ANNUAL
INFORMATION
FORM

January 14, 2003

Distribution Notice

     When this form is provided to security holders or other interested parties, it must be accompanied by copies of all the documents incorporated into it by reference. Portions of the Annual Information Form (“AIF”) are disclosed in the following documents which are incorporated by reference into the AIF: (i) Annual Report to Shareholders for the year ended October 31, 2002 (“Annual Report’’); and (ii) Management Proxy Circular dated as of January 31, 2003 (“Proxy Circular’’).

Financial Data

     Except as otherwise noted, all information is given at, or for the year ended October 31, 2002. Amounts are expressed in Canadian dollars. Financial information is presented in accordance with Canadian generally accepted accounting principles including the accounting requirements of the Superintendent of Financial Institutions Canada.

	Page Reference

	Annual	Incorporated by Reference from:
	Information
	Form	Annual Report	Proxy Circular

CORPORATE STRUCTURE
Name	2
Place of Incorporation	2
Principal Subsidiaries	2	117
GENERAL DEVELOPMENTS OF THE BUSINESS	2	1-4, 31-34, 53, 118-123
NARRATIVE DESCRIPTION OF THE BUSINESS
Review of Business	2	34-46
Segment Information		5-17, 43, 46-58,67-72,100-102
Impaired Loans		42-43, 70-71, 84-85, 91
Interest Income on Impaired Loans		43 (Table 7-Note 1)
Provisions for Credit Losses		42-43, 71-72, 74, 85, 91
Foreign Loans		67-68, 89
Allowance for Credit Losses		70-71, 85, 91
Mortgage Operations	2	69-70, 72-73, 89
Properties		6-17, 91, 122-123
Competition	2
Environmental Risk Exposure	2
Number of Employees		122-123
Foreign Operations Risks		59-72
SELECTED CONSOLIDATED FINANCIAL INFORMATION
Consolidated Balance Sheet		79, 118-119
Consolidated Statement of Income		80, 120-121
Consolidated Statement of Changes in Shareholders’ Equity		81, 122-123
Consolidated Statement of Cash Flows		82
Notes to the Consolidated Financial Statements		83-116
Statistical Review		118-123
Quarterly Results		76
Subordinated Debentures		94
Preferred Shares		95-96
Dividend Record		76, 120-123
Dividend Restrictions		96
MANAGEMENT’S DISCUSSION AND ANALYSIS		31-76
MARKET FOR SECURITIES OF THE BANK	2	125
DIRECTORS AND EXECUTIVE OFFICERS			(Election of Directors)
Directors and Board Committees of the Bank		27-29	3-5
Executive Officers of the Bank	3	30
Shareholdings of Management	3
ADDITIONAL INFORMATION	4

CORPORATE STRUCTURE

     The Bank of Nova Scotia (the “Bank’’ or “Scotiabank’’) was granted a charter under the laws of the Province of Nova Scotia in 1832 and commenced operations in Halifax, Nova Scotia, in that year. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Act’’). The Bank is a Schedule I bank under the Act and the Act is its charter. The head office is located at 1709 Hollis Street, Halifax, Nova Scotia, and the executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario M5H 1H1.

     Each subsidiary is incorporated in the jurisdiction in which its principal office is located, with the exceptions of Scotia Holdings (U.S.) Inc., Scotiabanc Inc., and Scotia International Inc. which are incorporated in Delaware.

GENERAL DEVELOPMENTS OF THE BUSINESS

     In terms of total assets, Scotiabank was the second largest Canadian chartered bank as at its October 31, 2002 year end and as at December 31, 2001 was among the 100 largest banks in the world. Scotiabank is a full-service banking institution, active in both domestic and international markets. In Canada, the Bank provides a full range of retail, commercial, corporate, investment and wholesale banking services through its extensive network of branches and offices in all ten provinces and two territories. Scotiabank has branches and offices in some 50 countries which provide a wide range of banking and financial services, either directly or through subsidiary and associated banks, trust companies and other financial institutions.

NARRATIVE DESCRIPTION OF THE BUSINESS

     The Bank is organized around the following business lines: Canadian Domestic Banking (including Wealth Management), International Banking, and Scotia Capital (Corporate & Investment Banking).

     For the year ended October 31, 2002, residential and non-residential mortgage interest income were $3.4 billion and $117 million, respectively.

     The Bank operates in a very competitive environment in all segments of its business. Competition is provided by other banks and Canadian and foreign non-bank financial institutions. In addition, non-financial institutions are increasingly engaging in activities which have traditionally been the domain of banks. The Bank continues to develop and expand its product lines to meet this growing competitive challenge.

     The Bank is exposed to some financial risk as a result of environmental laws. To manage this potential exposure, the Bank factors environmental risk into its credit evaluation procedures and property acquisitions, to ensure that the Bank’s interests are reasonably protected. To date these environmental risks have not had any material effect on the Bank’s operations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     All specific items of the required Selected Consolidated Financial Information appear within those portions of the Annual Report listed under Selected Consolidated Financial Information on page (1).

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Refer to the Annual Report.

MARKET FOR SECURITIES OF THE BANK

     The Bank has deposit notes and/or bank debentures listed on the Swiss and London stock exchanges.

DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK

EXECUTIVE OFFICERS OF THE BANK

Name and Principal Occupation	Municipality of Residence

Peter C. Godsoe	Toronto, Ontario
Chairman of the Board and Chief Executive Officer

Robert W. Chisholm	Toronto, Ontario
Vice-Chairman, Domestic Banking

Richard E. Waugh*	Toronto, Ontario
Vice-Chairman, Wealth Management and International Banking

W. David Wilson	Toronto, Ontario
Vice-Chairman, The Bank of Nova Scotia and Chairman and CEO Scotia Capital

Robert L. Brooks	Oakville, Ontario
Senior Executive Vice-President, Treasury and Operations

John F.M. Crean	Toronto, Ontario
Senior Executive Vice-President, Global Risk Management

Barry R.F. Luter	Ridgewood, New Jersey
Senior Executive Vice-President, The Bank of Nova Scotia and Executive Deputy Chairman Scotia Capital

Sarabjit S. Marwah	Toronto, Ontario
Senior Executive Vice-President and Chief Financial Officer

Deborah M. Alexander	Toronto, Ontario
Executive Vice-President, General Counsel and Secretary

Alberta G. Cefis	Toronto, Ontario
Executive Vice-President, Retail Lending Services

Sylvia D. Chrominska	Toronto, Ontario
Executive Vice-President, Human Resources

Margaret J. Mulligan	Mississauga, Ontario
Executive Vice-President, Systems and Operations

Robert H. Pitfield	Toronto, Ontario
Executive Vice-President and Group Head, Wealth Management

William P. Sutton	Toronto, Ontario
Executive Vice-President, Latin America, International Banking

Albert E. Wahbe	Toronto, Ontario
Executive Vice-President, Electronic Banking

Warren K. Walker*	Toronto, Ontario
Executive Vice-President, Electronic Delivery

John A. Young	Toronto, Ontario
Executive Vice-President, Domestic Branch Banking

*	After January 14, 2003 Mr. Waugh was appointed President, effective January 15, 2003 and Mr. Walker was appointed Executive Vice-President, Global Credit Risk Management, effective March 1, 2003.

     All of the executive officers of the Bank have been actively engaged for more than five years in the affairs of the Bank in executive or senior management capacities, except Alberta G. Cefis who, prior to May 1999, was a senior officer of a Canadian chartered bank and Deborah M. Alexander who, prior to June 2002, was a senior partner in the business law department at Osler, Hoskin and Harcourt LLP.

     The directors, executive and senior officers as a group own, or exercise control or direction over, less than one percent of the outstanding common shares of the Bank.

ADDITIONAL INFORMATION

     The Bank will provide to any person upon request to the Executive Vice-President, General Counsel and Secretary of the Bank: (a) when the securities of the Bank are in the course of a distribution under a preliminary short form prospectus or a short form prospectus: (i) one copy of the Bank’s AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; (ii) one copy of the comparative financial statements of the Bank for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditors, and one copy of any interim financial statements of the Bank that have been filed, if any, for any period after the end of its most recently completed financial year; (iii) one copy of the Management Proxy Circular of the Bank in respect of its most recent annual meeting of shareholders; and (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or (b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Bank may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Bank.

     Additional information, including directors’ and officers’ compensation, indebtedness and options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular. Additional financial information is provided in the Bank’s comparative financial statements for its year ended October 31, 2002, as contained in the Annual Report. A copy of such documents may be obtained upon request from the Executive Vice-President, General Counsel and Secretary of the Bank at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1.

TM Trademark of The Bank of Nova Scotia